

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2022

Guohua Huang
Chief Executive Officer
EPWK Holdings Ltd.
Building #2, District A, No. 359 Chengyi Rd.
The third phase of Xiamen Software Park
Xiamen City, Fujian Province
The People's Republic of China, 361021

> **Re: EPWK Holdings Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted September 30, 2022**
> **CIK No. 0001900720**

Dear Guohua Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement Submitted September 30, 2022

Cover Page

1. We note your amended disclosure in response to comment 1. Please revise to state that your structure involves unique risks to investors.

2. We note your amended disclosure in response to comment 2. In the paragraph that discusses the legal and operational risks, please revise to acknowledge that the legal and operational risks extend to your operating subsidiaries in China and also revise to disclose that such risks could result in a material change in your operations and/or the value of the

securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

3. We note your amended disclosure in response to comments 3 and 12, but still note multiple references to "our VIE." For example, we note your statement that "[t]he following financial information of our VIE and its subsidiaries was included in the consolidated financial statements." Please make the appropriate revisions throughout your registration statement.

4. We note your disclosure that "EPWK has not declared or paid dividends in the past, nor were any dividends or distributions made by a subsidiary to the Cayman Islands holding company." Please expand this disclosure to include transfers, as opposed to only dividends and distributions. Also revise to state whether any transfers, dividends or distributions have been made between the holding company and the VIE or investors, as well as between the subsidiaries and the VIE or investors.

Prospectus Summary
The VIE Structure, page 6

5. We note your amended disclosure in response to comment 12, but note that you still include disclosure that you are the primary beneficiary of the VIE. For example, we note your disclosure on the cover page that "[a]s a result of our indirect ownership in the WFOE and the VIE Agreements, we are regarded as the primary beneficiary of the VIE." Please revise here and throughout your registration statement to clarify that you are the primary beneficiary of the VIE for accounting purposes and to limit any references to control or benefits that accrue to you because of the VIE to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP.

Permission Required from the PRC Authorities [for] to Operate the VIE or Offer Our Class A Ordinary Shares to Foreign Investors, page 10

6. We note your amended disclosure in response to comment 14. Please provide additional detail on the reason(s) why the CAC informed you that you are not required to conduct a cybersecurity review for this offering in light of the fact that you have over 23 million registered users.

7. We note your response to comment 14 and re-issue parts of the comment. Disclose each permission or approval that your subsidiaries are required to obtain from Chinese authorities to operate thier business and offer the securities being registered to foreign investors. State whether your subsidiaries are covered by permissions requirements from the CSRC or the CAC, or any other governmental agency that is required to approve the VIE's operations. State affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Revise page 17 to remove the materiality qualifier when describing "material licenses and approvals." We

> note your statements that you were "advised by" counsel with respect to various matters; please revise to clarify that you received an opinion from counsel regarding such matters.

Financial Significance of The VIE, page 11

8. You continue to disclose in the last sentence on page 11 that the information in the tables on pages 12 through 14 is that of your VIE and its subsidiaries included in the consolidated financial statements. However, from your response to comment 15 and information elsewhere in the filing it appears the information on those pages for all items within shareholders' deficit, the weighted average number of shares outstanding and the per share amounts are those of the parent company. If this is true, please clarify for us and in the filing. If this is not true, explain to us what the amounts for those items represent and why they are meaningful to investors.

Selected Condensed Consolidating Financial Statements of the Parent, Subsidiaries, VIE and its Subsidiaries
Selected Condensed Consolidating Balance Sheets, page 25

9. We note you have presented here two condensed consolidating balance sheets as of June 30, 2021. It appears one is needed as of June 30, 2021. Please revise as appropriate or advise.

Selected Condensed Consolidating Statements of Cash Flows, page 28

10. Please put brackets around the "net cash used in investing activities" amounts in each of the tables for the six months ended December 31, 2021 and 2020 for consistency with your presentation here of other amounts indicated as cash outflows.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 89

11. Certain amounts are bracketed within this section (e.g., [44.18]% and [19.01]% on page 90). Please explain their purpose.

Six Months Ended December 31, 2021 Compared to Six Months ended December 31, 2020
Cost of revenues, gross profit and gross profit margin, page 90

12. The first paragraph under this heading repeats the paragraph within the preceding "Net revenues" section, and does not analyze the cost of revenues variance. Please revise accordingly.

Liquidity and Capital Resources
Operating activities , page 94

13. In first sentence in the six months ended December 31, 2021, you state net cash was provided, yet you show US$-3.5 million. The net cash provided for the years ended June

30, 2021 and 2020 does not appear to agree with the amounts presented in the table on page 93. It appears there are similar items to the preceding in the investing and financing activities sections. Please revise your disclosures as appropriate.

Data Security and Privacy, page 127

14. We note your amended disclosure in response to comment 40. Please revise to include a cross-reference to your other discussions in the prospectus regarding the PRC regulatory requirements regarding cybersecurity or expand your disclosure here to discuss the potential impact of the CAC and CSAC on your data security and privacy.

Index to Financial Statements, page F-1

15. Given your present organizational circumstances, it appears your financial statements here and associated tabular financial statements information presented elsewhere should be described as on a "combined," or as appropriate, "combining," basis for all periods presented. Please revise or advise.

Annual Financial Statements
Notes to Consolidated Financial Statements
Note 2. Summary of Significant Accounting Policies
(o) Cost of revenue, page F-51

16. We note your response to comment 50. It is not clear from your response whether or not you include any costs related to operating and maintaining your platforms within cost of revenues. Please advise, and provide the reasoning for your treatment.

Note 14. Operating Leases, page F-61

17. We note your response to comment 53. It is not clear from your response your consideration regarding disclosure of subleases pursuant to ASC 842-20-50-3. Please advise.

General

18. We note your response to comment 5. Please include the requested disclosure from the first bullet in the summary risk factors. In addition, we note your disclosure on the cover page that "there is no limitation imposed by laws of Cayman Islands and Hong Kong SAR on EPWK's abilities to transfer cash between itself and its subsidiaries outside of China," however on page 62 you describe limitations on the ability of a Cayman Islands company to pay dividends and do not address applicable Hong Kong regulations at all; please revise for consistency and accuracy.

You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Lilyanna Peyser at (202) 551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Fang Liu, Esq.